EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2006

Excluding Interest on Deposits
Income before income taxes	$4,653

Fixed charges:
Interest expense	4,576
One-third of rents, net of income from subleases (a)	91

Total fixed charges	4,667

Less: Equity in undistributed income of affiliates	(43)

Earnings before taxes and fixed charges, excluding capitalized interest	$9,277

Fixed charges, as above	$4,667

Ratio of earnings to fixed charges	1.99

Including Interest on Deposits
Fixed charges, as above	$4,667

Add: Interest on deposits	3,738

Total fixed charges and interest on deposits	$8,405

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$9,277

Add: Interest on deposits	3,738

Total earnings before taxes, fixed charges and interest on deposits	$13,015

Ratio of earnings to fixed charges	1.55

(a)	The proportion deemed representative of the interest factor.